MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487 Tianlin Road, Shanghai 200233

People’s Republic of China

February 19, 2013

VIA EDGAR AND HAND DELIVERY

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Steve Lo

John Archfield

Erin Wilson

James Lopez, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mecox Lane Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (the “2011 20-F”)
Filed April 18, 2012
Response Dated January 25, 2013
File No. 001-34904

Dear Ms. Jenkins:

The Company has received the letter dated February 11, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. Due to the difficulty for the Company to reach out to and gather input from its counsels and auditors to address the Staff’s comments during the Chinese New Year holiday period that lasts till February 18, 2013, the Company respectfully requests an extension to the deadline for responding to the Staff’s comments so it would have sufficient time after the holiday period to gather information and address the Staff’s comments. The Company will file its response via EGAR as soon as possible and in any event no later than March 11, 2013.

If you have any additional questions or comments regarding the 2011 20-F, please kindly contact the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP, at (8621) 6101-6018 or karen.yan@lw.com. Thank you very much.

Very truly yours,

/s/ Paul Bang Zhang

Paul Bang Zhang

Chief Financial Officer

Enclosures

cc:	Alfred Gu, Chief Executive Officer, Mecox Lane Limited
Karen Yan, Partner, Latham & Watkins LLP, Shanghai
Jimmy C. Chen, Partner, Deloitte Touche Tohmatsu